As filed with the Securities and Exchange Commission on February 24, 2000
                                                              File No. 000-25313
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         Post-Effective Amendment No. 2
                                       to
                                   Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               AGEMARK CORPORATION
             -------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                Nevada                                      94-3270169
             --------------                        ----------------------
     (State or Other Jurisdiction of                  (I.R.S. Employer
      Incorporation or Organization)                  Identification No.)

           2614 Telegraph Avenue
              Berkeley, CA                                   94704
          ------------------------                      -------------
          (Address of Principal                            (ZIP Code)
            Executive Offices)

                    Issuer's telephone number: (510) 548-6600

           Securities to be registered under Section 12(b) of the Act:

            Title of each class            Name of each exchange on which
            to be so registered:           each class is to be registered:

              Not Applicable                      Not Applicable
           ---------------------              ---------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock,
                            par value $.001 per share
                        --------------------------------
                                (Title of class)
================================================================================

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                                Table of Contents
                                -----------------

                                                                            Page
                                                                            ----


Item 1.    Description of Business.............................................1
Item 2.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations......................13
Item 3.    Description of Property............................................18
Item 4.    Security Ownership of Certain Beneficial Owners
           and Management.....................................................19
Item 5.    Directors, Executive Officers, Promoters and Control Persons.......20
Item 6.    Executive Compensation.............................................22
Item 7.    Certain Relationships and Related Transactions.....................23
Item 8.    Legal Proceedings..................................................23
Item 9.    Market for Common Stock and Related Stockholder Matters............24
Item 10.   Recent Sales of Unregistered Securities............................24
Item 11.   Description of Securities..........................................24
Item 12.   Indemnification of Directors and Officers..........................27
Item 13.   Financial Statements...............................................27
Item 14.   Changes in and Disagreements with Accountants on
           Accounting and Financial Disclosure................................27
Item 15.   Financial Statements and Exhibits..................................27

Item 1.  Description of Business.

General

     Agemark Corporation (the "Company") owns and operates assisted living residences, which offer a combination of housing and personalized services for senior citizens who can no longer live independently but who do not require the 24-hour medical care provided by a skilled nursing facility. The Company operates 10 properties located in non-urban, secondary markets in seven states. The Company's primary focus is on "private pay" residents, who generally pay for the Company's services from their own funds, with the help of other family members or through private insurance. The Company was incorporated in Nevada in April 1997 and commenced operations in January 1998 pursuant to the Plan of Reorganization discussed below.

Background and Formation of the Company; Plan of Reorganization

     Between 1987 and 1989, Westor Financial Group, Inc., now, Opus X Inc. ("Opus"), established Historic Housing for Seniors Limited Partnership, Historic Housing for Seniors II Limited Partnership, Historic Housing for Seniors III Limited Partnership (collectively, the "HHS Partnerships"), and Housing for Seniors Participating Mortgage Fund Limited Partnership ("PIF I" and, together with the HHS Partnerships, the "Partnerships"). The Partnerships were Delaware limited partnerships, the securities of which were registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The HHS Partnerships owned a portfolio of real properties throughout the United States that were operated as housing facilities for senior citizens. PIF I, together with similar partnerships sponsored by Opus (collectively, the "PIF Partnerships"), made mortgage loans to the HHS Partnerships and owners of other such facilities. Opus served as general partner for each of the Partnerships. Evergreen Management, Inc. ("Evergreen"), a corporation owned by the principals of Opus, managed the operations of the housing facilities owned by the Partnerships pursuant to management agreements with those entities.

     The operating performance of the HHS Partnerships did not reach feasibility standards and pro forma expectations and by the early 1990s, due to a variety of factors, the HHS Partnerships were unable to meet the debt service demands of the PIF Partnerships. Factors that affected the businesses of the housing facilities owned by the HHS Partnerships included higher resident turnover than had been expected, slower rent up to full occupancy than anticipated, higher expenses than anticipated and changes in tenants' needs due to their deteriorating health. The decline in commercial and residential real estate and the nationwide economic downturn adversely affected each HHS Partnership's ability to lease its facilities in the time frame that was originally anticipated by feasibility studies conducted by third parties on behalf of the HHS Partnerships. Depressed home sales in many markets made it difficult for potential residents to sell their homes, which adversely affected their financial ability to be able to move into a senior citizen housing facility. An additional factor affecting adversely the overall occupancy rates and net income stream of the HHS Partnerships' housing facilities was a much higher than anticipated turnover rate due to the age and frailty of the residents and lower profit margins resulting from more intensive service required to retain the frail elderly tenants who moved in. As a result, occupancies and income available for debt service at the HHS Partnerships' facilities were below the level required to fund both the property operating expenses and full mortgage payments.

     In September 1993, the Partnerships filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In May 1994, the HHS Partnerships proposed a plan of reorganization that was never confirmed; the court-appointed liquidating trustee for the PIF Partnerships other than PIF I objected to the plan pending his further investigation of the operations of Opus, the HHS Partnerships and the PIF Partnerships. In January 1997, the Partnerships proposed a Second Amended Joint Plan of Reorganization (as amended and confirmed, the "Plan of Reorganization") that was supported by the liquidating trustee of the other PIF Partnerships. The Plan of Reorganization was confirmed by the United States Bankruptcy Court for the Northern District of California on April 29, 1997. The Plan of Reorganization was declared effective on September 30, 1998.

     In accordance with the Plan of Reorganization, the Company was incorporated under the laws of Nevada in April 1997. Some of the facilities owned by the HHS Partnerships were transferred to the Company pursuant to the Plan of Reorganization. According to a study conducted in connection with the formulation of and whose conclusions are included in the Plan of Reorganization, these facilities were deemed to have the strongest long-term potential for generating cash flow adequate to support ongoing debt or were needed to secure certain obligations arising from previous loans. Additionally, two affiliated limited partnerships of Opus, Dickinson Associates, L.P. and Williston Associates, L.P., contributed two facilities located in Dickinson, North Dakota and Williston, North Dakota, respectively, to the Company. Both Dickinson Associates, L.P. and Williston Associates, L.P. were owned by the individuals who now comprise the Company's senior management. In consideration for these facilities, and in satisfaction of certain claims, the Company issued shares of Common Stock to the Partnerships and the Opus-affiliated limited partnerships. The Partnerships were dissolved and their equity interests in the Company were distributed to their respective limited partners. The secured debt on the Company's facilities was also reduced and modified pursuant to the Plan of Reorganization. In addition, pursuant to the Plan of Reorganization, the Company entered into amended management agreements with Evergreen, providing for reduced fees compared to the agreements with the Partnerships. See Item 7--"Certain Relationships and Related Transactions" below. The Company also assumed all assets and liabilities of the Partnerships that were not otherwise disposed of pursuant to the Plan of Reorganization.

     The following table sets forth certain information with respect to the properties that were acquired by the Company pursuant to the Plan of Reorganization, including a breakdown of the assets and debt that were assumed by the Company in respect of each property.

     The following is a summary of the properties transferred to the Company and the adjustments made to historical values to arrive at values approved by the Bankruptcy Court pursuant to the Plan of Reorganization:

                                       2
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                        (Amounts in thousands of dollars)


                                                                      Accumulated      Net Book      Write
         Property                    Transferred       Historical     Depreciation      Value          Up            Plan
         Location                      From              Value         12/31/97        12/31/97      (Down)         Values
         --------                      ----              -----         --------        --------       ----          ------
         Beatrice, NE                  HHS I             $ 2,742          $ 888        $ 1,854      $ (618)        $ 1,236
         Cumberland, MD                HHS I               2,188            635          1,553        2,315          3,868
         Hastings, NE                  HHS I               3,211          1,120          2,091          198          2,289
         Chanute, KS                  HHS II               2,602            750          1,852        (901)            951
         Rock Island, IL              HHS II               4,345          1,212          3,133        (735)          2,398
         Fort Madison, IA             HHS III              3,460            781          2,679        (464)          2,215
         Manitowoc, WI                HHS III              3,642            693          2,949      (2,154)            795
         Port Huron, IL                PIF I               1,090              0          1,090           86          1,176
         Dickinson, ND                Private              1,380            380          1,000        1,273          2,273
         Williston, ND                Private              1,932            538          1,394        2,978          4,372
                                                     ------------  -------------  -------------   ----------   ------------
                                                        $ 26,592        $ 6,997       $ 19,595      $ 1,978       $ 21,573
                                                     ============  =============  =============   ==========   ============

     In connection with the transfers of the facilities, the Company also assumed various notes payable. The following is a summary of the notes payable assumed by the Company:

                        (Amounts in thousands of dollars)

    Carrying value of notes (including accrued
      interest) by the Partnerships                                    $  24,186

    Less forgiveness of debt recognized by the Partnerships                8,595
                                                                      ----------


         Notes payable assumed by the Company                        $    15,591
                                                                      ==========


The Senior Care Industry

     The senior care industry is characterized by a wide range of living accommodations and health care services. For those who are able to live in a home setting, home health care and other limited services can be an appropriate alternative. Community housing or retirement centers, which are commonly referred to as independent living facilities, are also available to persons who need modest assistance, such as with meal preparation, housekeeping and laundry. Assisted living facilities are typically for those persons whose physical or cognitive frailties have reached a state where independent living accommodations can no longer provide the level of care required. These people do not need the continuous medical attention of a skilled nursing facility. Generally, assisted living facilities provide a combination of housing and 24-hour personal support services designed to assist seniors with activities of daily living ("ADLs"), which include bathing, eating, personal hygiene, grooming, ambulating and dressing. Certain assisted living facilities also offer higher levels of personal assistance for residents with Alzheimer's disease or other forms of dementia but always in a "residential," as compared with a "medical," setting.

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

Skilled nursing facilities provide care in a comparatively institutional environment. Assisted living residences provide a "homelike" atmosphere. For example, the Company's facilities feature carpeted floors compared with the linoleum typically found in nursing home, and single-occupancy rooms. Additionally, assisted living residences operated by the Company encourage residents to bring their own, more familiar furniture, serve meals in dining rooms and provide a wide range of social programs including outings to shows, museums, movies and the like.

     The senior care industry, including assisted living, is highly fragmented and characterized by numerous providers whose services, experience and capital resources vary widely. The Company believes that the assisted living industry is evolving as the preferred alternative to meet the growing demand for a cost-effective setting for those seniors who cannot live independently due to physical or cognitive frailties, but who do not require the more intensive medical attention provided by a skilled nursing facility. According to the United States Bureau of the Census, approximately 45% of persons aged 85 years and older, approximately 24% of persons aged 80 to 84 and approximately 20% of persons aged 75 to 79 need assistance with ADLs.

      The Company believes that a number of factors will contribute to the continued growth of the assisted living industry, including:

     Cost Effectiveness. The Company believes that assisted living facilities provide a cost effective alternative to other types of facilities that may provide more care than many seniors need. Additionally, the Company also believes that the cost of assisted living services compares favorably with home health care, particularly when costs associated with housing, meals and personal care assistance are taken into consideration.

     Changing Income and Family Structures. The Company believes that the increased affluence of the current elderly population and changing family structures will feed the demand for assisted living and health care services. The Company believes that cumulative gains in stock prices and rising real estate values over the past few decades has contributed to increased affluence in the elderly population. Accordingly, the Company believes that the number of seniors who are able to afford high-quality senior residential services such as those offered by the Company will also increase. Additional factors affecting the demand for assisted senior living arrangements include the past decade's increase in the number of two-income households and rise in geographical separation of senior family members from their adult children caused by work-related moves. Many families that traditionally would have provided the care and services offered by the Company to senior family members are less able to do so now than in the past. The Company believes that assisted living facilities represent an attractive and independent environment for senior family members.

     Demographics. The target market for the Company's services are persons 75 years and older, one of the fastest growing segments of the United States population. According to the United States Bureau of the Census, the portion of the United States population aged 75 and older is expected to increase by approximately 29%, from approximately 13.0 million in 1990 to approximately 16.8 million by the year 2000. The number of persons aged 85 and older, as a segment of the United States population, is expected to increase by approximately 43%, from approximately 3.0 million in 1990 to over 4.3 million by the year 2000. The Company believes

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that increases in human life expectancy will result in increased demand for services similar to those provided by the Company.

Services

     The Company operates assisted living facilities in the following locations:
Rock Island, Illinois; Fort Madison, Iowa; Chanute, Kansas; Cumberland, Maryland; Port Huron, Michigan; Beatrice, Nebraska; Hastings, Nebraska; Dickinson, North Dakota; and Williston, North Dakota. Except for the facilities in North Dakota, which are modern buildings, the Company's facilities are located in historic, renovated hotels, most of which are on the National Register of Historic Places. The Company's facilities range in size from 50 units to 115 units. See Item 3--"Description of Property." In addition, the Company currently operates a property located in Manitowoc, Wisconsin as an apartment complex.

     Assisted Living Properties. The Company's current portfolio of properties is aimed at the middle to more affordable price range within the senior care market. The Company offers a range of assisted living care and services, which are available 24 hours per day at each of its assisted living facilities. The services offered by the Company include personal care, support and certain supplemental services. Personal care services include assistance with ADLs, such as ambulating, bathing, dressing, eating, grooming, personal hygiene, monitoring or assistance with medications and confusion management. Support services include meal preparation, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services and transportation services. Supplemental services, which are offered at an extra charge, include beauty and barber services, extra laundry services and non-routine care services. The rates for assisted living units at the Company's facilities range from approximately $1,000 to $2,000 per month, depending, among other things, on the size of the unit and the location of the facility.

     Adult Day Care. The Company currently provides adult day care services at its Cumberland, Maryland property. The Company charges approximately $60 per day for its adult day care services. The Company believes that adult day care is a natural complement to its existing assisted living facilities because many of the Company's properties have large ballrooms or activity rooms which are underutilized. Adult day care services, because they are offered to senior citizens who do not reside in the Company's properties, have the potential to generate new residents for the Company's assisted living residences by introducing them to the Company.

Marketing and Sales

     The Company's marketing strategy is intended to create awareness of the Company and its services among potential residents and their family members and referral sources, such as physicians, clergy, local area agencies for the elderly, home health agencies and social workers. A central marketing staff person located at the Company's facility in Hastings, Nebraska coordinates the Company's overall strategies for promoting the Company throughout its markets and monitors the success of the Company's marketing efforts. Additionally, the Company has hired an outside marketing and public relations firm to develop marketing materials for the Company as a whole and for each of the Company's facilities. The Company also relies on print advertising, yellow pages advertising, direct mail, signage and special events, such as grand openings for new facilities and community receptions.

Competition

     The health care industry is highly competitive and the Company believes that the assisted living business will become more competitive in the future. There are currently few regulatory and other barriers to entry in the assisted living industry. The Company faces competition for residents and for employees from numerous local, regional and national providers of facility-based assisted living and long-term care, including skilled nursing facilities, as well as medical rehabilitation and home health care providers. Many of the Company's present and potential competitors are significantly larger or have greater financial resources than those of the Company. Additionally, some of the Company's competitors operate on a not-for-profit basis or as charitable organizations. If the development of new assisted living facilities surpasses the demand for such facilities in particular markets, such markets could become saturated. Competition could limit the Company's ability to attract residents and patients and expand its business and could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company believes the primary competitive factors in the senior care industry are: reputation for, and commitment to, high quality care; quality of support services offered (such as home health care and food services); price of services; physical appearance and amenities associated with the facilities; and location. Because seniors tend to choose senior living facilities near their homes, the Company's principal competitors are other senior living and long-term care facilities in the same geographic areas as the Company's facilities. The Company also competes with other health care businesses with respect to attracting and retaining nurses, technicians, aides, and other high quality professional and nonprofessional employees and managers.

Government Regulation

     The assisted living industry is subject to extensive federal, state and local regulation. The various layers of governmental regulation affect the Company's business by controlling its growth, requiring licensure or certification of its facilities, regulating the use of its facilities and controlling reimbursement to the Company for services provided. Licensing, certification and other applicable governmental regulations vary from jurisdiction to jurisdiction and are revised periodically. It is not possible to predict the content or impact of future legislation and regulations affecting the assisted living industry.

     Assisted Living Facilities. The Company's assisted living facilities are subject to regulation by various state and local agencies. There are currently no federal laws or regulations specifically governing assisted living facilities. State requirements relating to the licensing and operation of assisted living facilities vary from state to state; however, most states regulate many aspects of a facility's operations, including physical plant requirements; resident rights; personnel training and education; requisite levels of resident independence; administration of medications; safety and evacuation plans; and the level and nature of services to be provided, including dietary and housekeeping. In most states, assisted living facilities must also comply with state and local building and fire codes and certain other licenses or certifications, such as a food service license, may be required. Assisted living facilities are subject to periodic survey by governmental agencies with licensing authority. In certain circumstances, failure to satisfy survey standards could result in a loss of licensure and closure of a facility.

     Because assisted living facilities historically have not been considered as traditional health care entities and government and private insurers have not reimbursed providers for assisted living services, these facilities have not been subject to the degree of regulation which governs nursing homes and other health care providers. As assisted living emerges as a cost-effective alternative to nursing facility care, assisted living facilities could become subject to more extensive regulation, particularly in the areas of licensure and reimbursement. The content of such regulations, the extent of any increased regulation and the impact of any such regulation on the Company cannot be predicted at this time and there can be no assurance that such regulations will not adversely affect the Company's business.

     The Company believes the structure and composition of government regulation of health care will continue to change and, as a result, it regularly monitors developments in the law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environment changes. While the Company believes it will be able to structure all its agreements and operations in accordance with applicable law, there can be no assurance that its arrangements will not be successfully challenged.

     Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, in part because of their historic value, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further, legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

     Environmental Regulation. The Company is subject to various federal, state and local environmental laws and regulations. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances, or failure to remediate such contamination properly, may also affect adversely the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at the disposal site, may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

Employees

     As of January 1, 1999, the Company had approximately 307 employees, including 136 part-time employees. None of the Company's employees are currently represented by a union. The Company believes that it has a good relationship with its employees.

Factors That May Affect Results

     The Company's business, financial condition and results of operations are subject to many risks, including those discussed under "--Competition" and "--Government Regulation" above and those set forth below.

     Limited Operating History. The Company was incorporated in 1997 and began operations in January 1998 and consequently has a limited operating history. Accordingly, there can be no assurance that the Company will not incur losses. Failure to achieve profitability could have a material adverse effect on the Company's business, results of operations and financial condition.

     Formation from Chapter 11 Proceedings. The Company was formed pursuant to the Plan of Reorganization, which became effective on September 30, 1998. The Company's operations' experience in and recent emergence from Chapter 11 may affect the Company's ability to negotiate favorable trade terms with vendors. The failure to obtain such favorable terms could have a material adverse effect on the Company's business, results of operations and financial condition.

     Need for Additional Capital. The Company's growth is subject to its ability to maintain or further increase revenues at existing facilities and the availability of capital. The Company has begun and continues to work with various sources of long-term financing to refinance existing loans in order to obtain financing with a longer term, reduce the impact of debt financing on future cash flows, and obtain additional liquidity for future capital projects. In the opinion of management, the Company will have sufficient cash from operations for the Company's operating and capital expenditure needs for at least the next 12 months. There can be no assurance that the Company will be able to maintain or further increase revenues at current facilities or that sufficient capital will be available or, if available, that it will be available on terms that the Company considers reasonable. Further, owing to the age of the Company's historic properties, the Company's facilities may require greater upkeep and capital expenditures than more modern facilities. The Company's inability or failure to maintain or further increase such revenues or obtain such sufficient capital on favorable terms could have a material adverse effect on its business, results of operations and financial condition.

     Debt Obligations. As of January 1, 1999, there was an aggregate balance of approximately $14,775,150 outstanding on mortgages secured by certain of the Company's properties. See Item 3--"Description of Property." Virtually all of the Company's long-term debt will come due in three years, subject to an extension to as much as six years upon the repayment of substantial amounts of principal. Consequently, a significant portion of the Company's cash flow is expected to be devoted to debt service, and there is a risk that the Company will not be able to generate sufficient cash flow from operations to cover required debt payments. The Company has begun and continues to work with various sources of long-term financing to refinance the existing loans in order to obtain financing with a longer term, reduce the impact of debt financing on future cash flows, and obtain additional liquidity for future capital projects. If the Company were unable to generate sufficient cash flow from operations to cover required debt payments in the future, there can be no assurance that sufficient financing would be available to cover the insufficiency or, if available, that the financing would be on terms acceptable to the Company. In the absence of financing, the Company's ability to make scheduled principal and interest payments on its indebtedness would be adversely affected.

     Obtaining Residents and Maintaining Rental Rates. As of January 1, 1999, the senior citizen housing facilities owned and operated by the Company had a combined occupancy rate of approximately 85%. Occupancy may drop in these facilities primarily due to changes in the health of residents, increased competition from other providers of assisted living services that may give residents more choices with respect to the provision of such services, and changes in state regulations. Turnover among residents is affected by their health, and higher turnover can adversely affect the Company's results of operations. There can be no assurance that, at any time, any of the Company's facilities will be substantially occupied at assumed rents. In addition, full occupancy may be achievable only at rental rates below those assumed. The Company's operating expenses could be affected adversely by a variety of factors, including the level of services required to retain residents, which in turn is affected by the age and health of residents. If operating expenses increase, local rental market conditions may limit the extent to which rents may be increased. To the extent the Company acquires any new properties, rental increases may lag behind increases in operating expenses since rent increases generally can only be implemented at the time of expiration of leases. In addition, the failure of the Company to generate sufficient revenue could result in an inability to make interest and principal payments on its indebtedness.

     General Real Estate Risks. The performance of the Company's senior citizen housing facilities is influenced by factors affecting real estate investments, including the general economic climate and local conditions, such as an oversupply of, or a reduction in demand for, assisted living residences. Other factors include the attractiveness of properties to residents, zoning, rent control, environmental quality regulations or other regulatory restrictions, competition from other forms of housing and the ability of the Company to provide adequate maintenance and insurance and to control operating costs, including maintenance, insurance premiums and real estate taxes. Real estate investments are also affected by such factors as applicable laws, including tax laws, interest rates and the availability of financing. Real estate investments are relatively illiquid and, therefore, limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. Any failure by the Company to operate its senior citizen housing facilities effectively may have a material adverse effect on the Company's business, financial condition and results from operations.

     Liability and Insurance. Providing assisted living services involves an inherent risk of liability. Participants in the senior living and health care industry are subject to lawsuits alleging negligence or related legal theories, many of which may involve large claims and significant legal costs. The Company currently maintains liability insurance intended to cover claims in amounts and with such coverages and deductibles that it believes are adequate and in keeping with industry practice. However, claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance (e.g., claims for punitive damages) may arise. A successful claim against the Company not covered by or in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's reputation and its ability to attract residents or expand its business. The Company's insurance policies generally must be renewed annually, and there can be no assurance that the Company will be able to obtain liability insurance coverage in the future on acceptable terms, if at all.

     Dependence on Key Personnel. The Company's operations have been significantly dependent on the contributions of management, and the loss of the services of the Company's senior officers--Messrs. Pittore, Tolley and Westin--could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has entered into employment agreements with each of its senior officers. See Item 6--"Executive Compensation--Employment Agreements." The Company's success also depends to a significant extent upon a number of other key employees of the Company, including the Company's Chief Operating Officer and National Marketing Director. The loss of the services of one or more of these key employees also could have a material adverse effect on the Company. The Company does not carry key person life insurance. In addition, the Company believes that its future success will depend in part upon its ability to attract and retain additional highly-skilled professional, managerial, sales and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel that it requires for its business and planned growth.

     Labor Costs. The Company competes with various health care providers and other employers for limited qualified and skilled personnel in the markets that it serves. The Company expects that its labor costs will increase over time. Currently, none of the Company's employees is represented by a labor union. If employees of the Company were to unionize, the Company could incur labor costs higher than those of competitors with nonunion employees. The Company's business, results of operations and financial condition could be adversely affected if the Company is unable to control its labor costs.

     Conflicts of Interest. Certain of the Company's officers and directors may, by virtue of their investment in or involvement with entities providing services or office space to the Company have an actual or potential conflict of interest with the interests of the Company. See Item 7--"Certain Relationships and Related Transactions." From time to time, vendors may require personal guarantees from the executive officers of the Company and such personal guarantees may create a conflict of interest for such executive officer.

     Year 2000 Issues. The Company has not assessed its readiness in regard to Year 2000 issues. During the next fiscal year the Company will embark upon and complete an assessment of the Company's critical systems and those of material third parties to assure that they are Year

2000 compliant and develop contingency plans in the event of noncompliance. Because the Company cannot be certain that third parties will be able to supply material goods and services without material interruption, and because the Company cannot be certain that execution of its contingency plans will be capable of implementation or result in a continuous and adequate supply of such goods and services, the Company cannot give assurance that these matters will not have a material adverse effect on the Company's future financial position, results of operations or cash flows. The failure of either the Company's critical systems or those of its material third parties to be Year 2000 compliant would result in the interruption of the Company's business, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     No Public Market for the Common Stock. If shares of the Company's Common Stock are traded after their original issuance pursuant to the Plan of Reorganization, they are expected to trade at varying prices, depending upon the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. The Plan of Reorganization provides that, as soon as practicable after the effective date of the Plan of Reorganization, the Company shall take the necessary steps to have the Company's Common Stock publicly traded. The Company's management is currently investigating "over-the-counter" quotation of the Company's Common Stock on the OTC Bulletin Board(R). However, there can be no assurance that the Company will be successful in its efforts to establish a public trading market for the Common Stock or that any market making activity with respect to the Common Stock will continue in the future, if and once initiated. See "--Risks of Low-Priced Stock; Possible Effect of `Penny Stock' Rules on Liquidity for the Company's Securities."


     Risks of Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities. As discussed above, the Company's management is currently investigating "over-the-counter" quotation of the Company's Common Stock on the OTC Bulletin Board(R). See "--No Public Market for the Common Stock." As such, the Company's securities may become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). Rule 15g-9 defines "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, none of which are currently met or are anticipated to be met by the Company in the foreseeable future. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission ("SEC") relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account of the broker-dealer's client and information on the limited market in penny stock. Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     There can be no assurance that the Company's securities will qualify for an exemption from the penny stock restrictions. In any event, even if the Company's securities become exempt from such restrictions, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

If the Company's securities are subject to the rules on penny stocks, the market liquidity for the Company's securities could be materially and adversely affected.

     Limitation on Payment of Dividends on Capital Stock. Since the Company's formation in April 1997, the Company has not paid any dividends on its common stock and does not anticipate doing so in the foreseeable future. Moreover, the Plan of Reorganization provides that the Company may not declare any dividends until certain indebtedness specified in the Plan of Reorganization is paid in full or otherwise satisfied. There can be no assurance that the Company will pay out any return on its common stock.

     Control by Officers, Directors and Affiliated Entities. The Company's executive officers, directors and certain entities affiliated with such directors beneficially own in the aggregate approximately 22.8% of the issued and outstanding shares of the Company's common stock. See Item 4--"Security Ownership of Certain Beneficial Owners and Management." Such stockholders may have sufficient voting power to control the outcome of matters (including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval and may be deemed to have effective control over the affairs and management of the Company. This controlling interest in the Company may also have the effect of making certain transactions more difficult or impossible, absent the support of such stockholders. Such transactions could include a proxy contest, mergers involving the Company, tender offers and open market purchase programs involving the Company's common stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of the Company's common stock.

     Anti-Takeover Provisions. Certain provisions of the Company's Bylaws and Nevada law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See Item 11--"Description of Securities--Nevada Anti-Takeover Law and Certain Provisions of the Company's By-Laws."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


     When used in this discussion, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include statements as to the adequacy of the Company's capital resources, the ability to obtain new sources of capital, the ability to service its debt obligations as they become due and Year 2000 related actions, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the matters discussed in "Factors That May Affect Results." See Item 1--"Description of Business--Factors That May Affect Results." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Results of Operations


     The Company was formed in April 1997 but did not commence operations until January 1998. The results of operations for period ended September 30, 1998 represents partial year results for varying numbers of operating properties. The Williston, North Dakota property operated for nine months, the Beatrice, Nebraska; Chanute, Kansas; Cumberland, Maryland; Manitowoc, Wisconsin and Port Huron, Michigan properties operated for six months, and the Dickinson, North Dakota; Fort Madison, Iowa; Hastings, Nebraska and Rock Island, Illinois properties operated for three months.


     The results of operations grouped by the length of time held during the fiscal year are presented below.

                                              (Numbers in thousands)


                                       One            Five             Four              One
                                    Property       Properties       Properties         Property
                                      Held            Held             Held         Held for Sale
                                    For Nine         For Six         For Three           and
                                     Months          Months           Months           Overhead           Total
 Property gross income            $   963           $ 1,796          $   996          $     2           $ 3,757
 Other income                                                                               4                 4
 Total revenue                        963             1,796              996          $     6             3,761
 Property operating expense           798             1,605              896                5             3,304
 Administrative and overhead                              3                1              208               212
 expenses
 Interest expense                     258                34               11                                303
 Depreciation                          94               108               66                                268
 Total expense                      1,150             1,750              974              213             4,087
 Net income (loss)                   (187)               46               22          $  (207)            $(326)
   before income tax

This is the initial operating period for the Company; comparisons to prior periods are not meaningful.

     One property located in Williston, North Dakota was owned and operated for nine months during the year ended September 30, 1998. Average occupancy for the nine months was 79%, total revenue for the period was $963,000 and operating expenses were $798,000 for a net income from property operations of $165,000. Interest expense for the period was $258,000 and depreciation was $94,000 for total expenses of $1,150,000 and a net loss of $187,000.

     Five properties were owned and operated for six months during the year ended September 30, 1998. Included in this group is the Manitowoc, Wisconsin property which was operated as an apartment house. The impact of the Manitowoc, Wisconsin property on all items of income and expense was immaterial. Average occupancy for the six months, exclusive of the Manitowoc, Wisconsin property was 77.5%. Total revenue from the group was $1,796,000 and operating expenses were $1,605,000 for a net income from property operations of $191,000. Interest expense for the period was $34,000, administrative expenses were $3,000 and depreciation was $108,000 for total expenses of $1,750,000 and net income of $46,000.

     Four properties were owned and operated for three months during the year ended September 30, 1998. Average occupancy for the three months was 78.5%. Total revenue from the group was $996,000 and operating expenses were $896,000 for a net income from property operations of $100,000. Interest expense for the period was $11,000, administrative expenses were $1,000 and depreciation was $66,000 for total expenses of $974,000 and net income of $22,000.

     Administrative and overhead expenses were $208,000 for the period ended September 30, 1998, representing approximately five months' costs. Expenses included salaries and other personnel-related expenses of $139,000, office and occupancy expenses of $41,000, legal and accounting expenses of $19,000 and other administrative and overhead expenses of $9,000. Other income is interest earned on the cash reserves. The personnel-related expenses of $139,000 primarily includes salary expenses, and also employee benefits, payroll taxes and travel expenses. The operations of the Sedalia, Missouri property, which was held from April 1, 1998 through July 31, 1998, resulted in revenues of $2,000 and expenses of $5,000.

Liquidity and Capital Resources

     Cash and cash equivalents increased from zero at January 1, 1998 to $1,469,000 at September 30, 1998. Net cash provided by operations was $58,000 reflecting various holding periods for the 10 properties acquired and a partial year of overhead and administrative expenses.

     Net cash provided by investing activities was $182,000, reflecting the $375,000 proceeds from the sale of the Sedalia, Missouri property offset by $193,000 spent on capital projects primarily at the Williston, North Dakota property and the Cumberland, Maryland property.

     The capitalization of the Company resulted in the transfer of $1,259,000 of cash and cash equivalents in return of the issuance of its stock. Net cash provided by financing activities, consisting primarily of the cash received in return for shares issued, was $1,229,000, net of $20,000 in principal payments on tax notes and $10,000 in new loan costs incurred.


     The Company has assumed various liabilities in connection with the issue of its stock which are either in dispute or subject to other actions in the U.S. Bankruptcy Court. The outcome of these disputes and legal objections will determine the actual amount to be paid on such liabilities in 1999 and future years. In the opinion of management, the Company has sufficient liquid assets to pay the estimated amounts coming due in 1999 and future years. Accounts payable and accrued liabilities (in thousands) consist of the following at September 30, 1998:

Current and continuing operating liabilities               $        1,098
Prepetition accounts payable                                          134
Disputed prepetition accounts payable                                 181
Prepetition real estate taxes, including interest                      32
Disputed real estate taxes and interest                               798
                                                              -----------
                                                            $       2,243

The term "prepetition" refers to liabilities arising in periods prior to the dates on which the Partnerships filed for Chapter 11 protection, generally prior to September 3, 1993. Disputed amounts are carried at the highest amount judged payable with interest attributed at statutory rates.

Notes payable (in thousands) consist of the following at September 30, 1998:

              Notes secured by real estate:

             Regular mortgage notes             $      9,277
              Rock Island mortgage note                 4,171
              Superfirst note                           1,393
              Reimbursement notes                         392
              Other notes                                  53
                                                 ------------

                     Total secured notes         $     15,286

          Tax notes                                       285


                     Total notes payable         $     15,571
                                                  ===========

These amounts are not in dispute.


     There are four regular mortgage notes, dated September 30, 1998, that bear interest at 8% per annum. Interest on each of the notes is payable monthly at a rate of 6% per annum. The notes are due on September 30, 2001 and can be extended an additional three years upon the payment of substantial amounts on the principal balance. On a quarterly basis, any portion of the 8% interest which is unpaid and 75% of any computed net cash flow from the properties securing the notes is payable. To the extent that this calculation results in a payment of principal, that sum is to be retained by the lender as a reserve for capital improvements. These notes are secured by first mortgage liens on properties in Dickinson, North Dakota; Williston, North Dakota; Fort Madison, Iowa and Hastings, Nebraska.

     The mortgage note covering the Company's facility located in Rock Island, Illinois, dated September 30, 1998, bears interest as follows: from October 1, 1998 through September 30, 1999, the lesser of 3% per annum on the unpaid principal balance or computed cash flow from the Rock Island property; from October 1, 1999 through September 30, 2000, the greater of 3% per annum on the unpaid principal balance or computed cash flow from the Rock Island property; from October 1, 2000 until maturity, the greater of 4% per annum on the unpaid principal balance or computed cash flow from the Rock Island property. The note is secured by a first mortgage lien on the property located in Rock Island, Illinois and is due on September 30, 2001 and can be extended an additional three years upon the payment of substantial amounts on the principal balance.

     The Superfirst note and two reimbursement notes, dated September 30, 1998, bear interest at 5% per annum. No periodic payments of interest or principal are required. All of the accrued interest and unpaid principal is due on September 30, 2001. These notes are secured by first mortgage liens on properties located in Beatrice, Nebraska; Manitowoc, Wisconsin and Port Huron, Michigan. Sale proceeds of approximately $127,000 held by the mortgagee in trust for one of the Partnerships have been applied to the balance of the Superfirst note.

     The other secured notes consist of a note with a balance of approximately $3,000 bearing interest at 7.5% per annum payable at $1,107 per month principal and interest and two notes totaling approximately $50,000 bearing interest at 8% per annum. The $3,000 note was completely amortized in December 1998. No periodic interest or principal payments are required on the two notes totaling $50,000. All of the accrued interest and unpaid principal is due on September 30, 2001. These two notes are secured by a second mortgage lien on the property located in Williston, North Dakota.

     Of the long-term debt assumed by the Company pursuant to the Plan of Reorganization, $46,000 will mature and become due in the fiscal year ended September 30, 1999.

     The Company also has tax notes that bear interest at 8% per annum. Payments of interest and principal are due semi-annually each January and July in the amount of $5,886 through January 2004 and each February and August in the amount of $26,638 through February 2004.

     Virtually all of the Company's long-term debt will come due in three years; however, their term may be extended to as much as six years upon the repayment of substantial amounts of principal. In addition, the loans provide for substantial discounts for early repayment. The Company has begun and continues to work with various sources of long-term financing to refinance the existing loans in order to obtain financing with a longer term, reduce the impact of debt financing on future cash flows, and obtain additional liquidity for future capital projects. In the opinion of Management, the Company will have sufficient cash from operations for the Company's operating and capital expenditure needs for at least the next 12 months.

     Each of Messrs. Pittore and Westin have entered into employment agreements with the Company that provide that from October 1, 1998 through September 30, 2000, each shall be paid a salary at the annual rate of $12,000. Thereafter, the salary to be paid to each shall be at the discretion of the board of directors, but in no case shall such salary be less than $240,000 per year. The agreements also provide that each of Messrs. Pittore and Westin is eligible for an annual incentive bonus to be granted in the discretion of the board of directors with such bonus to be up to 100% of base salary. See Item 6--"Executive Compensation."

Impact of Inflation

     Management believes that the Company's operations have not been materially adversely affected by inflation. The Company expects that it will be able to offset the effects of inflation on salaries and other operating expenses by increases in rental rates, subject to applicable restrictions in North Dakota, where the Company receives subsidies.

Year 2000 Disclosure

     "Year 2000 issues" relate to the result of computer programs having been written using two digits rather than four to define the applicable year. Computer programs and electronic devices that utilize date-sensitive software or information may recognize a date using the "00" as the year 1900 rather than as the year 2000. This recognition could result in a system failure or miscalculations causing disruptions of operations or the inability of suppliers of material goods or services to continue supporting the Company's operations.

     The Company has not assessed its readiness in regard to Year 2000 issues. During the next fiscal year the Company will embark upon and complete an assessment of its hardware and software utilized for accounting and billing purposes to assure that it is Year 2000 compliant. In addition, the Company will obtain certificates of Year 2000 compliance from all vendors of material supplies and services as well as vendors of certain emergency call systems utilized in the company's facilities. Contingency plans will be developed and executed with respect to vendors who will not be Year 2000 ready in a timely manner where such lack of readiness is expected to have a material adverse impact on the Company's operations. However, because the Company cannot be certain that its vendors will be able to supply material goods and services without material interruption, and because the Company cannot be certain that execution of its contingency plans will be capable of implementation or result in a continuous and adequate supply of such goods and services, the Company cannot give assurance that these matters will not have a material adverse effect on the Company's future financial position, results of operations or cash flows.

     As these assessments and initiatives are not as yet completed, the Company cannot say whether the cost of replacing noncompliant hardware, software and systems will have a material adverse effect upon the Company's future operations or prospects. The Company intends to develop and implement, if necessary, appropriate contingency plans to mitigate to the extent possible the effects of any Year 2000 noncompliance, and expects to have such plans completed in mid-1999. As part of the development of a contingency plan, the Company will evaluate its worst case scenario in the event of Year 2000 noncompliance. Although the full consequences are unknown, the failure of either the Company's critical systems or those of its material third parties to be Year 2000 compliant would result in the interruption of the Company's business, which could have a material adverse effect on the Company's business, financial position and results of operations.


Item 3.  Description of Property.

     The following table sets forth, as of January 1, 1999, certain information as to the facilities owned by the Company:


                                                                          No. of        Year Orig.        Year
Facility Location (Facility Name)                                          Beds            Built       Reopened(1)
---------------------------------------------------------------------  -------------  -------------  --------------
Rock Island, Illinois (The Fort Armstrong)                                  92             1926           1990
Fort Madison, Iowa (The Kensington)                                         75             1954           1988
Chanute, Kansas (The Tioga)                                                 55             1929           1990
Cumberland, Maryland (The Kensington Algonquin)                             86             1926           1989
Port Huron, Michigan (The Harrington Inn)                                   72             1896           1990
Beatrice, Nebraska (The Kensington Paddock)                                 64             1934           1989
Hastings, Nebraska (The Kensington)                                         80             1914           1988
Dickinson, North Dakota (The Evergreen Retirement Inn)                      78             1980           1990
Williston, North Dakota (The Kensington)                                    115            1983           1988
Manitowoc, Wisconsin (Hotel Manitowoc) (2)                                  50             1927           1993

---------------

                                       18

(1) "Year Reopened" refers to the year in which the facility was reopened as an assisted living facility, after renovation of the historic property. The Company's facilities at Dickinson, North Dakota and Williston, North Dakota are not historic properties.

(2) The Company's property in Manitowoc, Wisconsin is operated as an apartment complex.


     Except for the Company's facilities in Chanute, Kansas and Cumberland, Maryland, which are owned outright by the Company, each of the facilities listed in the table above is subject to a mortgage. See Item 2--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." As of January 1, 1999, there was an aggregate balance of $14,775,150 outstanding under the mortgages, with the amount owing on a property ranging from approximately $1,277,000 to $4,171,000.

     The Company currently maintains insurance on its properties in amounts and with such coverages and deductibles that it believes are adequate and in keeping with industry practice. The Company also believes that its properties are suitable for their use as assisted living facilities.

     The Company leases its headquarters in Berkeley, California from The Waterford Company, which is owned by members of Mr. Westin's family, for $24,000 per year and on terms and conditions that the Company's believes are at or more favorable than prevailing market rates. See Item 7--"Certain Relationships and Related Transactions."

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table shows as of January 1, 1999, (1) the beneficial owners of more than 5% of the outstanding Common Stock of the Company and their holdings and (2) the number of shares held by each director and each executive officer listed in the table under the section titled "Executive Compensation" below and all directors and executive officers as group, as reported by each person. Except as noted, each person has sole voting and investment power over shares indicated in the table.


                                                          Amount and Nature of Common Stock Beneficially Owned
                                                          ----------------------------------------------------
Common Stock Holder                                           Number of Shares              Percent of Class
-------------------                                           ----------------              ----------------
Stockholders
Opus X Inc.                                                        50,349 (1)                       5.0%
     2614 Telegraph Avenue
     Berkeley, California 94704

Directors and Other Executive Officers
Jesse A. Pittore                                                  109,251 (2)                      10.9
Richard J. Westin                                                 109,252 (3)                      10.9
Robert Herrick, M.D.                                                  298 (4)                       *
James P. Tolley                                                     9,683 (5)                       *
    Directors and Officers as a Group (4 persons)                 228,484 (2)(3)(4)(5)             22.8

------------
*  Less than 1%

(1)  Opus X Inc. ("Opus"), formerly known as Westor Financial Group, Inc., is jointly held by Messrs. Pittore and
Westin.

                                       19

(2) Includes 25,175 out of 50,349 shares of common stock owned by Opus, of which Mr. Pittore owns an approximately 50% interest.

(3) Includes 25,174 out of 50,349 shares of common stock owned by Opus, of which Mr. Westin owns an approximately 50% interest.

(4) Includes 167 shares that Dr. Herrick could acquire by exercising options within 60 days of January 1, 1999.

(5) Includes 833 shares that Mr. Tolley could acquire by exercising options within 60 days of January 1, 1999.


1997 Employee Stock Incentive Plan

     In December 1998, after the close of the fiscal year covered by this registration statement, the stockholders approved the adoption of the 1997 Employee Stock Incentive Plan, a stock option plan for certain employees and directors. The total number of shares that may be issued upon the exercise of options under this plan is 250,000. Also under this plan, no participant may be granted more than 100,000 shares and no awards may be granted after November 21, 2007.

     On January 1, 1999, the Board of Directors granted options to purchase up to a total of 210,416 shares of common stock at exercise prices ranging from $1.00 to $1.10 per share, including the grants reflected in the table set forth above. The Board of Directors of the Company determined at the time of grant that the estimated fair market value of the Company's common stock was $1.00 per share based on the following considerations: there was no public market for the stock; the Company and the contributing Partnerships had no operating profit history; the Plan of Reorganization prohibits the Company from declaring any dividends on its common stock until certain notes payable assumed pursuant to the Plan of Reorganization are paid in full or otherwise satisfied; a significant portion of the Company's cash flow for at least the near term is expected to be devoted to debt service; and transactions affecting 50,000 shares had been effected at that time between the former general partner of the contributing Partnerships and certain limited partners where the limited partnership interests were purchased by the general partner at an equivalent value of approximately $1.00 per share.



Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company are as follows:

                Name            Age                       Position
                ----            ---                       --------
Richard J. Westin               57      Director, Co-Chairman of the Board,
                                        Chief Executive Officer and Secretary
Jesse A. Pittore                58      Director, Co-Chairman of the Board,
                                        President
Robert R. Herrick, M.D.         60      Director
James P. Tolley                 55      Treasurer and Chief Financial Officer

        The business experience of the Company's directors and executive officers, including each such person's principal occupations and employment during the last five years, is summarized below.

     Richard J. Westin has been Director, Co-Chairman of the Board of Directors, Chief Executive Officer and Secretary of the Company since its incorporation in April 1997. From 1986 until 1998, Mr. Westin served as President of The Westor Financial Group, Inc., now, Opus X Inc. ("Opus"), a company specializing in financing the development of assisted living facilities across the county. Mr. Westin received his B.A. degree from the University of North Carolina at Chapel Hill and his Juris Doctor degree from the University of California's Hastings College of the Law.

     Jesse A. Pittore has been Director, Co-Chairman of the Board of Directors, President and Chief Operating Officer of the Company since its incorporation in April 1997. From 1986 until 1998, Mr. Pittore was Chairman of the Board of Opus. Mr. Pittore holds a Bachelor of Science degree in Industrial Engineering and Business Management from the University of California, Berkeley.

     Robert R. Herrick, M.D. has been a Director of the Company since January 1998. Dr. Herrick has been in private practice in neurology in Northern California since 1971. In 1997, he served as Chief of Staff to Doctors' Medical Center in San Pablo, California and currently serves as President of the Board of Governors of that hospital. Dr. Herrick received his bachelor's degree from Oberlin College in Ohio and his medical degree from the University of Chicago Medical School.

     James P. Tolley has been Treasurer and Chief Financial Officer of the Company since its incorporation in April 1997. From 1988 to present, he has served as Controller of Opus. Mr. Tolley is a Certified Public Accountant and hold a Bachelor of Science degree from California State University, San Francisco.

Item 6.  Executive Compensation.

     Pursuant to the Plan of Reorganization, for two years after the effective date of the Plan of Reorganization, which period will end on September 30, 2000, Messrs. Westin and Pittore have agreed not to accept more than $1,000 per month in salary for their services as officers of the Company. The Plan also provides that neither of Messrs. Westin nor Pittore may receive compensation for his services as director of the Company except for stock options and other perquisites as set forth in each of their employment agreements. See "--Employment Agreements" below. Dr. Herrick, who is a nonemployee director, receives options to purchase 1,000 shares of the Company's common stock per year for his services as director, subject to adjustment by the Board of Directors.

                           Summary Compensation Table

                                                                                     Long-Term
                                                                                Compensation Awards
                                                                                -------------------
                                                      Annual Compensation
                                                      -------------------       Securities Underlying           All Other
Name and Principal Position         Year(1)           Salary        Bonus           Options/SARs              Compensation
---------------------------         -------           ------        -----           ------------              ------------
Richard J. Westin                    1998                --            --                --                        --
     Co-Chairman of the Board
     and Chief Executive Officer
Jesse A. Pittore                     1998                --            --                --                        --
     Co-Chairman of the Board
     and President
Robert R. Herrick, M.D.              1998                --            --                --                        --
     Director
James P. Tolley                      1998           $25,500            --                --                        --
     Chief Financial Officer

----------------------

(1) From January 1 through September 30, 1998 (the end of the Company's fiscal year), the Company paid no compensation to any executive officer or director except to Mr. Tolley.

     In the last fiscal year, the Company granted no options to any named executive officer under the Company's 1997 Employee Stock Incentive Plan and none of the named executive officers exercised any options to purchase shares of the Company's Common Stock.

Employment Agreements

     Each of Messrs. Pittore and Westin have entered into employment agreements with the Company dated as of September 30, 1998. The employment agreements provide that from October 1, 1998 through September 30, 2000, each shall be paid a salary at the annual rate of $12,000. Thereafter, the salary to be paid to each shall be at the discretion of the board of directors, but in no case shall such salary be less than $240,000 per year. The agreements also provide that each of Messrs. Pittore and Westin is eligible for an annual incentive bonus to be granted in the discretion of the board of directors with such bonus to be up to 100% of base salary. The agreements provide further that the Company shall grant to each of Messrs. Pittore and Westin options to purchase up to 83,333 shares of the Company's Common Stock, pursuant to the Company's 1997 Employee Stock Incentive Plan. Pursuant to the agreements, each of

Messrs. Pittore and Westin are eligible for loans from the Company up to $720,000 subject to certain terms and conditions provided in the employment agreements.


Item 7.  Certain Relationships and Related Transactions.

     Evergreen, which is jointly owned by Messrs. Westin and Pittore, presently manages all of the Company's properties under management agreements that were substantially amended pursuant to the Plan of Reorganization. The Company and Evergreen enter into individual contracts for each of the facilities owned by the Company. Each management contract's initial term is three years, and Evergreen has the option to extend each management contract for an additional three year term. The management fee paid pursuant to each management contract is based on a percentage of gross revenues of the property, with the average management fee being 4.5%. The following table sets forth the management fees earned by Evergreen for each property for the year ended September 30 , 1998.

     Facility Location (Facility Name)                                        1998 Management Fees
     ----------------------------------------------------------------  -------------------------------------
     Rock Island, Illinois (The Fort Armstrong)                                   $ 14,334.81
     Fort Madison, Iowa (The Kensington)                                            11,566.45
     Chanute, Kansas (The Tioga)                                                    16,235.15
     Cumberland, Maryland (The Kensington Algonquin)                                30,506.77
     Port Huron, Michigan (The Harrington Inn)                                      24,542.33
     Beatrice, Nebraska (The Kensington Paddock)                                    14,171.00
     Hastings, Nebraska (The Kensington)                                            11,129.78
     Dickinson, North Dakota (The Evergreen Retirement Inn)                         11,061.05
     Williston, North Dakota (The Kensington)                                       47,629.73
     Manitowoc, Wisconsin (Hotel Manitowoc)                                          2,769.39
                                                                                 ------------
         Total                                                                   $ 183,946.46

Management fees earned with respect to each property are not necessarily indicative of future fees because the Company did not hold all of the properties for a full fiscal year.

     The Company leases its headquarters in Berkeley, California from The Waterford Company, which is owned by members of Mr. Westin's family, for $24,000 per year and on terms and conditions that the Company's believes are at or more favorable than prevailing market rates. See Item 3--"Description of Property."

     For the year ended September 30, 1998, the Company reimbursed Opus for salaries and administrative expenses of $103,091 incurred by Opus on behalf of the Company for the period May 1, 1998 through September 30, 1998. Opus is jointly owned by Messrs. Pittore and Westin.


Item 8.  Legal Proceedings.

     The Company was formed pursuant to the Plan of Reorganization, which was proposed by the Partnerships in January 1997 and confirmed by the bankruptcy court on September 30, 1998. See Item 1--"Business--Formation of the Company and Plan of Reorganization."

         From time to time, the Company is party to litigation arising out in the ordinary course of business. The Company believes that no pending legal proceeding will have a material adverse effect on the Company's business, financial condition or results of operations.

Item 9.  Market for Common Stock and Related Stockholder Matters.

     There is currently no public trading market for the Company's Common Stock. As of January 1, 1999, there were 4,569 stockholders of record.

     The outstanding Common Stock of the Company issued pursuant to the Plan of Reorganization is freely tradable by reason of the exemption from registration provided by section 1145 of the Bankruptcy Code.

     The Plan of Reorganization prohibits the Company from declaring any dividends on its Common Stock until certain of the notes issued pursuant to the Plan of Reorganization are paid in full or otherwise satisfied. Since the Company's formation in April 1997, the Company has not paid any dividends on its common stock and does not anticipate doing so in the foreseeable future.

Item 10.  Recent Sales of Unregistered Securities.

     In October 1998, pursuant to the Plan of Reorganization, the Company issued an aggregate of 221,850 shares of its Common Stock to the officers and directors of the Company and a total of 778,150 shares of Common Stock to the former unit holders of the HHS Partnerships and PIF I. The Company relied on the exemption from the registration requirements of the Securities Act provided by section 1145 of the Bankruptcy Code.

Item 11.  Description of Securities.

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and By-Laws of the Company, a copy of each of which is filed as an exhibit to this Registration Statement.

Generally

     The Articles of Incorporation of the Company provide that the Company may issue up to 20,000,000 shares of Common Stock, par value $.001 per share. As of January 1, 1999, 1,000,000 shares of Common Stock were issued and outstanding.

Common Stock

     All shares of Common Stock are of a single class and have equal voting and other rights. Pursuant to Article 3 of the Articles of Incorporation, the Directors of the Company may fix and determine the price, series and numbers of each series of the Common Stock as provided in Nevada corporation law.

     Holders of the Company's Common Stock are entitled to cast one vote on all matters submitted to a vote of stockholders including the election of directors, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share pro rata in any distribution of the Company's assets after payment of all debts and other liabilities. There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors. The Plan of Reorganization prohibits the Company from declaring any dividends on its Common Stock until certain of the notes issued pursuant to the Plan of Reorganization are paid in full or otherwise satisfied.

     The Company's Articles of Incorporation provide further that the holders of stock of the Company shall have preemptive rights. Nevada law provides that the stockholders of a corporation with preemptive rights have the right, granted on uniform terms and conditions prescribed by the board of directors of such corporation to provide a fair and reasonable opportunity to exercise such right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue such shares. Under Nevada law, a stockholder may waive his or her preemptive right. No preemptive right exists under Nevada law with respect to:

o shares issued as compensation to directors, officers, agents or employees of the corporation, its subsidiaries or affiliates;

o shares issued to satisfy rights of conversion or options created to provide compensation to directors, officers, agents or employees of the corporation, its subsidiaries or affiliates;

o shares authorized in the corporation's articles of incorporation that are issued within six months from the effective date of incorporation; or

o    shares sold otherwise than for money.

Nevada law further provides that any shares subject to preemptive rights that are not acquired by stockholders may be issued to any person for one year after being offered to stockholders at a consideration set by the board of directors that is not lower than the consideration set for the exercise of preemptive rights. An offer to a person after the expiration of one year or at a lower consideration is subject to the stockholders' preemptive rights.

Nevada Anti-Takeover Law and Certain Provisions of the Company's By-Laws

     Nevada's "Combinations with Interested Stockholders Statute," which applies to Nevada corporations that have a class of shares registered under section 12 of the Exchange Act, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," (b) any consolidation, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation, or (c) any issuance or transfer of shares of the corporation or its subsidiaries having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the corporation's voting stock.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, then after the three-year period expires, the combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the higher of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

     Nevada's "Control Share Acquisition Statute," prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. If the stockholders fail to restore voting rights to the acquirer, then the corporation may, if so provided in its Articles of Incorporation or By-Laws, call certain of the acquirer's shares for redemption. The Company's Articles of Incorporation and By-Laws do not currently permit it to call an acquirer's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute). The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada.

     The Company's By-Laws provide for a classified board of directors and eliminate the right of stockholders to call special meetings of stockholders. These provisions could have the effect of deterring a hostile takeover or delaying a change in control or management of the Company.

Item 12.  Indemnification of Directors and Officers.

     Nevada corporation law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred). Article 6 of the Company's Articles of Incorporation and Article V of the Company's By-Laws provide for indemnification of the Company's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada General Corporation Law. The Company has also entered into agreements with its directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers to the fullest extent not prohibited by law.

Item 13.  Financial Statements.

     The information required by this item is contained in the Financial Statements of the Company set forth beginning at page F-1 of this Registration Statement.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Not applicable.


Item 15.  Financial Statements and Exhibits.


     (a) Financial Statements. See Index to Financial Statements beginning at page F-1 of this Registration Statement.

     (b)  Exhibit List.

 Exhibit                            Description
 -------                            -----------

   3.1*    Articles of Incorporation
   3.2*    By-Laws
  10.1* Order Confirming Debtors' Second Amended Joint Plan of Reorganization dated April 29, 1997
  10.2* Amended Modification of Debtors' Second Amended Joint Plan of Reorganization dated April 24, 1997
  10.3* Debtors' Second Amended Joint Plan of Reorganization dated January 15, 1997
  10.4*    Employment Agreement between the Company and Jesse A. Pittore
  10.5*    Employment Agreement between the Company and Richard J. Westin

  10.6*    1997 Employee Stock Incentive Plan
  10.7* Form of management contract between Evergreen Management, Inc. and the Company
  10.8** Lease Agreement between The Waterford Company and Westor Financial Group, Inc.
  11**     Statement regarding Computation of Per Share Earnings
  27.1*    Financial Data Schedule

-------------
* Incorporated by reference to the registrant's Form 10-SB filed on January 29, 1999.
** Incorporated by reference to Amendment No. 1 to Form 10-SB filed on September 17, 1999.

                               AGEMARK CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



                                                                            Page
                                                                            ----
AGEMARK CORPORATION -- FISCAL YEAR ENDED SEPTEMBER 30, 1998
Report of Independent Certified Public Accountants...........................F-2

Financial Statements
     Balance sheet...........................................................F-3
     Statement of operations.................................................F-4
     Statement of stockholders' equity.......................................F-5
     Statement of cash flows.................................................F-6
     Notes to financial statements................................... F-7 - F-16

Schedule XI
     Real estate and accumulated depreciation...............................F-17

AGEMARK CORPORATION (ACQUIRED PROPERTIES) --
YEARS ENDED DECEMBER 31, 1997 AND 1996
Report of Independent Certified Public Accountants..........................F-19

Financial Statements
     Statements of operating income.........................................F-20
     Notes to statements of operating income................................F-21

AGEMARK CORPORATION (ACQUIRED PROPERTIES) --
ESTIMATED PRO FORMA STATEMENTS (UNAUDITED)

Financial Statements
     Estimated twelve-month pro forma statement of
     taxable net operating loss (unaudited).................................F-23
     Estimated twelve-month pro forma statement of
     funds available (unaudited)............................................F-23
     Notes to estimated  twelve-month pro forma statement of
     taxable net operating loss and estimated  twelve-month
     pro forma statement of funds available.................................F-25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders and
Board of Directors of
Agemark Corporation



We have audited the accompanying balance sheet of Agemark Corporation (a Nevada corporation) as of September 30, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. We have also audited the financial statement Schedule XI. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agemark Corporation as of September 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement Schedule XI, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                       TIMPSON GARCIA



Oakland, California
January 12, 1999

                               AGEMARK CORPORATION

                                  BALANCE SHEET

                               September 30, 1998

                        (In thousands except share data)



                                   A S S E T S

Cash and cash equivalents                                        $         1,469
Property and equipment, net                                               21,498
Deferred tax assets                                                          445
Other assets                                                                 378
                                                                  --------------

                    Total assets                                 $        23,790
                                                                  ==============



                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Accounts payable and accrued liabilities                    $         2,243
     Notes payable                                                        15,571
                                                                  --------------

              Total liabilities                                  $        17,814
                                                                  --------------


STOCKHOLDERS' EQUITY
     Common stock, stated value $.001, 20,000,000 shares
     authorized, 1,000,000 shares issued and outstanding         $             1
     Additional paid in capital                                            5,856
     Retained earnings                                                       119
                                                                  --------------

              Total stockholders' equity                         $         5,976
                                                                  --------------



              Total liabilities and stockholders' equity         $        23,790
                                                                  ==============



See accompanying notes to financial statements.

                               AGEMARK CORPORATION

                             STATEMENT OF OPERATIONS

                          Year Ended September 30, 1998

                        (In thousands except share data)



Revenue
     Property gross revenue                                      $         3,757
     Other income                                                              4
                                                                  --------------

              Total revenue                                      $         3,761
                                                                  --------------


Expenses
     Property operating expenses                                 $         3,304
     Administrative and overhead expenses                                    212
     Interest expense                                                        303
     Depreciation                                                            268
                                                                  --------------

              Total expenses                                     $         4,087
                                                                  --------------


              (Loss) before income taxes                         $         (326)


Income tax (benefits) - deferred                                           (445)
                                                                  --------------



              Net income                                         $           119
                                                                  ==============




              Basic earnings per common share                    $         40.49
                                                                  ==============


See accompanying notes to financial statements.

                               AGEMARK CORPORATION

                        STATEMENT OF STOCKHOLDERS' EQUITY

                          Year Ended September 30, 1998

                                 (In thousands)





                                                             Additional
                                           Common             Paid-In            Retained
                                           Stock              Capital            Earnings              Total
                                           -----              -------            --------              -----


Balance, October 1, 1997              $       --          $      --           $       --        $        --



Common stock issued for
  net assets acquired                              1              5,856                                 5,857



Net income                                                                             119                119

                                        -------------      -------------      -------------      -------------




Balance, September 30, 1998           $            1     $        5,856     $          119     $        5,976
                                        =============      =============      =============      =============









See accompanying notes to financial statements.

                               AGEMARK CORPORATION

                             STATEMENT OF CASH FLOWS

                          Year Ended September 30, 1998

                                 (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                     $         119
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation                                                          268
       Deferred income taxes                                               (445)
       Change in assets and liabilities:
         (Increase) in other assets                                          (9)
         Increase in accounts payable and accrued liabilities                125
                                                                    ------------

            Net cash provided by operating activities              $          58
                                                                    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of property in Sedalia, MO                  $         375
    Additions to property and equipment                                    (193)
                                                                    ------------

            Net cash provided by investing activities              $         182
                                                                    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Cash acquired in connection with issuance of common stock      $       1,259
    Principal payments on notes payable                                     (20)
    New loan costs paid                                                     (10)
                                                                    ------------

            Net cash provided by financing activities              $       1,229
                                                                    ------------

            Net increase in cash and cash equivalents              $       1,469

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   0
                                                                    ------------

            Cash and cash equivalents, end of year                 $       1,469
                                                                    ============

SUPPLEMENTAL DISCLOSURES Cash payments for:
       Interest                                                    $         242
                                                                    ============
                                                                    ============
       Taxes                                                       $           0
                                                                    ============
    Noncash investing and financing transaction:
       Common stock issued for net assets acquired:
         Property and equipment acquired                           $      21,948
         Other assets acquired                                               359
         Notes payable assumed                                          (15,591)
         Other liabilities assumed                                       (2,118)
                                                                    ------------
            Value of noncash assets acquired                       $       4,598
         Cash and cash equivalents acquired                                1,259
                                                                    ------------
                                                                    ============
            Value of assets acquired                               $       5,857
                                                                    ============
See accompanying notes to financial statements.

                               AGEMARK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


Note 1.        Organization and Significant Accounting Policies

               Organization:

               Agemark Corporation (the "Company") was organized in April, 1997 pursuant to an order of the U.S. Bankruptcy Court dated April 27, 1997 (the "Order") to receive the assets of and continue the businesses of four reorganized, publicly registered limited partnerships and two privately held limited partnerships (the "Partnerships"). The Order confirmed the Second Amended Joint Plan of Reorganization (the "Plan") of the Partnerships filed in January, 1997 and amended in April, 1997. The first of the property transfers to the Company pursuant to the Plan was accomplished in January, 1998 and the final transfer took place in July, 1998. A total of 1,000,000 shares of stock were issued to the Partnerships for these properties as of September 30, 1998 and immediately distributed to their partners.

               The property locations and their transfer dates were as follows:

                   Williston, ND                            January, 1998
                   Beatrice, NE                             April, 1998
                   Chanute, KS                              April, 1998
                   Cumberland, MD                           April, 1998
                   Manitowoc, WI                            April, 1998
                   Port Huron, MI                           April, 1998
                   Fort Madison, IA                         July, 1998
                   Hastings, NE                             July, 1998
                   Dickinson, ND                            July, 1998
                   Rock Island, IL                          July, 1998

               All of the above properties transferred and retained by the Company are renovated hotels that have been designated as "Certified Historic Structures," except for the two facilities in North Dakota, which are modern buildings. All of the locations are operated as senior residential and assisted living facilities, except for the Manitowoc, WI property. These facilities provide an apartment style residence, three meals per day, housekeeping, transportation, activities and 24-hour non-medical assistance to elderly residents for a monthly fee. Revenues are received directly from residents, their family, or another responsible party. Services are generally not covered by government or private insurance programs, except in North Dakota, where the State government provides limited subsidies. Resident fee revenue is recognized when services are rendered.



                                   (Continued)

                          NOTES TO FINANCIAL STATEMENTS



Note 1.        Organization and Significant Accounting Policies (Continued)

               Organization: (Continued)

               The property located in Manitowoc, WI is operated as an apartment complex. These units are generally rented on a month-to-month basis.

               A property located in Sedalia, MO was also transferred to the Company in April, 1998 and sold in July, 1998 at no gain or loss.

               Use of Estimates:

               Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

               Property and Equipment:

               Property and equipment transferred to the Company pursuant to the Plan is carried at amounts stated in the Plan. Additions to property and equipment are stated at cost. Depreciation of buildings is computed using the straight-line method over estimated useful lives of forty years. Personal property is depreciated using the straight-line method over useful lives of fifteen years.

               Income Taxes:

               Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the accrual of compensated absences that are not deductible for income tax purposes and differences between the carrying amounts of the property and equipment transferred to the Company pursuant to the Plan. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.



                                   (Continued)

                          NOTES TO FINANCIAL STATEMENTS



Note 1.        Organization and Significant Accounting Policies (Continued)

               Stock-Based Compensation:

               The Company has elected to account for its stock option plan under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized for the stock option grants.

               Cash and Cash Equivalents:

               For purposes of the statement of cash flows, the Company considers all money market funds purchased with a maturity of three months or less to be cash equivalents.



Note 2.        Restricted Cash

               At September 30, 1998, cash and cash equivalents included approximately $1,288,000 invested in Vanguard Federal Money Market Fund, of which approximately $508,000 was restricted for payment of the Superfirst note (see Note 5) assumed in connection with the organization of the Company and the Order. This payment was made on November 10, 1998. Vanguard Federal Money Market Fund invests in United States Treasury obligations, securities issued or guaranteed by agencies of the U.S. Government, and repurchase agreements collateralized by these obligations and securities.


Note 3.        Property and Equipment

               Property and equipment (in thousands) consists of the following at September 30, 1998:

                                                                    Plan
                                                                   Values              Cost               Total
                                                                   ------              ----               -----

                 Land                                          $      1,035       $      -           $     1,035
                 Buildings                                           18,345                149            18,494
                 Personal property                                    2,193                 44             2,237
                                                               ------------       ------------       -----------

                                                               $     21,573       $        193       $    21,766
                                                                ===========        ===========
                 Less accumulated depreciation                                                               268
                                                                                                     -----------

                                                                                                     $    21,498
                                                                                                     ===========


                                   (CONTINUED)

                          NOTES TO FINANCIAL STATEMENTS

Note 3.        Property and Equipment (Continued)

               Plan values represent the assets transferred from the four publicly registered limited partnerships and two privately held limited partnerships pursuant to the Order of the U.S. Bankruptcy Court. The Partnerships were as follows:

                Publicly registered limited partnerships:
                  Historic Housing for Seniors Limited Partnership (HHS I) Historic Housing for Seniors II Limited Partnership (HHS II) Historic Housing for Seniors III Limited Partnership (HHS III) Housing for Seniors Participating Mortgage Fund Limited
                    Partnership (PIF I)

                Privately held limited partnerships:
                  Dickinson Associates Limited Partnership
                  Williston Associates Limited Partnership

               Under the Plan, those facilities which were determined to have the strongest long-term potential for generating cash flow to support ongoing debt or which were needed to secure certain obligations from previous loans were transferred to the Company. The following is a summary (in thousands) of the properties transferred to the Company and the adjustments made to historical values to arrive at Plan values pursuant to the Order of the U.S. Bankruptcy Court:


                                       Trans-                               Accum.         Net Book         Write
         Property                      ferred           Historical          Depr.            Value            Up            Plan
         Location                      From               Value           12/31/97         12/31/97         (Down)         Values
                                                                          --------         --------          ----

         Beatrice, NE                  HHS I       $       2,742   $          888   $        1,854    $     (618) $        1,236
         Cumberland, MD                HHS I               2,188              635            1,553          2,315          3,868
         Hastings, NE                  HHS I               3,211            1,120            2,091            198          2,289
         Chanute, KS                  HHS II               2,602              750            1,852          (901)            951
         Rock Island, IL              HHS II               4,345            1,212            3,133          (735)          2,398
         Fort Madison, IA             HHS III              3,460              781            2,679          (464)          2,215
         Manitowoc, WI                HHS III              3,642              693            2,949        (2,154)            795
         Port Huron, IL                PIF I               1,090                0            1,090             86          1,176
         Dickinson, ND                Private              1,380              380            1,000          1,273          2,273
         Williston, ND                Private              1,932              538            1,394          2,978          4,372
                                                    ------------    -------------    -------------     ----------   ------------
                                                   $      26,592   $        6,997   $       19,595   $      1,978 $       21,573
                                                    ============    =============    =============     ==========   ============





                                   (CONTINUED)

                          NOTES TO FINANCIAL STATEMENTS



Note 3.        Property and Equipment (Continued)


               In connection with the transfers of the facilities, the Company also assumed various notes payable. The following is a summary (in thousands) of the notes payable assumed by the Company:


                Carrying value of notes (including accrued
                  interest) by the Partnerships                                                  $    24,186

                Less forgiveness of debt recognized by the Partnerships                                8,595
                                                                                                  ----------


                              Notes payable assumed by the Company                               $    15,591
                                                                                                  ==========



Note 4.        Accounts Payable and Accrued Liabilities


               Accounts payable and accrued liabilities (in thousands) consist of the following at September 30, 1998:


                     Current and continuing operating liabilities                        $        1,098
                     Prepetition accounts payable                                                   134
                     Disputed prepetition accounts payable                                          181
                     Prepetition real estate taxes, including interest                               32
                     Disputed real estate taxes and interest                                        798
                                                                                            -----------

                                                                                         $        2,243
                                                                                            ===========

                                   (CONTINUED)

                          NOTES TO FINANCIAL STATEMENTS

Note 4.        Accounts Payable and Accrued Liabilities (Continued)

               The term "prepetition" refers to liabilities arising in periods prior to the dates on which the Partnerships filed for Chapter 11 protection, generally prior to September 3, 1993.

               Disputed amounts will likely be adjudicated in U.S. Bankruptcy Court. The ultimate result cannot be estimated at this time. Liabilities are carried at the highest amount judged payable with interest attributed at statutory rates.




Note 5.        Notes Payable

               Notes payable (in thousands) consist of the following at September 30, 1998:

                    Notes secured by real estate:
                         Regular mortgage notes                     $      9,277
                         Rock Island mortgage note                         4,171
                         Superfirst note                                   1,393
                         Reimbursement notes                                 392
                         Other notes                                          53
                                                                    ------------

                                Total secured notes                 $     15,286

                     Tax notes                                               285

                                Total notes payable                 $     15,571
                                                                     ===========

               There are four regular mortgage notes, dated September 30, 1998, that bear interest at 8% per annum. Interest on each of the notes is payable monthly at a rate of 6% per annum. The notes are due on September 30, 2001 and can be extended an additional three years upon the payment of substantial amounts on the principal balance. On a quarterly basis, any portion of the 8% interest which is unpaid and 75% of any computed net cash flow from the properties securing the notes is payable. To the extent that this calculation results in a payment of principal, that sum is to be retained by the lender as a reserve for capital improvements. These notes are secured by first mortgage liens on properties in Dickinson, ND, Williston, ND, Fort Madison, IA and Hastings, NE.

                                   (CONTINUED)

                          NOTES TO FINANCIAL STATEMENTS

               The Rock Island mortgage note, dated September 30, 1998, bears interest as follows: from October 1, 1998 through September 30, 1999, the lesser of 3% per annum on the unpaid principal balance or computed cash flow from the Rock Island property; from October 1, 1999 through September 30, 2000, the greater of 3% per annum on the unpaid principal balance or computed cash flow from the Rock Island property; from October 1, 2000 until maturity, the greater of 4% per annum on the unpaid principal balance or computed cash flow from the Rock Island property. The note is secured by a first mortgage lien on the property located in Rock Island, IL and is due on September 30, 2001and can be extended an additional three years upon the payment of substantial amounts on the principal balance.

               The Superfirst note and two reimbursement notes, dated September 30, 1998, bear interest at 5% per annum. No periodic payments of interest or principal are required. All of the accrued interest and unpaid principal is due on September 30, 2001. These notes are secured by first mortgage liens on properties located in Beatrice, NE, Manitowoc, WI and Port Huron, MI. Sale proceeds of approximately $127,000 held by the mortgagee in trust for one of the Partnerships have been applied to the balance of the Superfirst note.

               The other secured notes consist of a note with a balance of approximately $3,000 bearing interest at 7.5% per annum payable at $1,107 per month principal and interest and two notes totaling approximately $50,000 bearing interest at 8% per annum. The $3,000 note was completely amortized in December, 1998. No periodic interest or principal payments are required on the two notes totaling $50,000. All of the accrued interest and unpaid principal is due on September 30, 2001. These two notes are secured by a second mortgage lien on the property located in Williston, ND.

               The tax notes bear interest at 8% per annum. Payments of interest and principal are due semi-annually each January and July in the amount of $5,886 through January, 2004 and each February and August in the amount of $26,638 through February, 2004.

               Future maturities of notes payable (in thousands) at September 30, 1998 are as follows:

                   Years ending September 30:
                       1999                                      $         46
                       2000                                                46
                       2001                                            15,333
                       2002                                                55
                       2003                                                60
                       2004                                                31
                                                                 ------------

                                                                 $     15,571

                                   (CONTINUED)

                          NOTES TO FINANCIAL STATEMENTS


Note 6.        Transactions With Affiliates

               The Company contracts with Evergreen Management, Inc. ("EMI") for the management of its owned and operated properties. EMI is co-owned by Richard J. Westin and Jesse A. Pittore, directors and officers of the Company. Compensation for these management services is 4.5% of gross income paid monthly. For the year ended September 30, 1998, management fees of $183,946 are included in the property operating expenses on the statement of operations for services provided by EMI. At September 30, 1998, accounts payable includes $34,138 owed by the Company to EMI.

               For the year ended September 30, 1998, the Company reimbursed Westor Financial Group, Inc. ("WFG") for salaries and administrative expenses of $103,091 incurred by WFG on behalf of the Company for the period May 1, 1998 through September 30, 1998. WFG is co-owned by Richard J. Westin and Jesse A. Pittore, directors and officers of the Company. Administrative expenses include rent for the Company's headquarters in Berkeley, CA in the amount of $7,500 paid, reimbursed, or accrued pursuant to a lease between WFG and the Waterford Company, which is owned by members of Richard J. Westin's family.

               Effective October 1, 1998, the lease was rewritten in the name of the Company for a one-year term starting October 1, 1998 at a rent of $2,000 per month. The lease will automatically renew unless terminated by either party. The lessee is responsible for limited maintenance and repair expenses and all utilities. The Waterford Company is responsible for major repairs, real estate taxes and debt service.


Note 7.        401(k) Savings Plan

               The Company has adopted a Savings Plan effective July 1, 1998 (the "401(k) Plan") that is intended to qualify under Section 401(k) of the Internal Revenue Code. After completing twelve months of service, employees that are at least twenty-one years of age are eligible to participate in the 401(k) Plan by contributing up to 15% of their gross income to the 401(k) Plan subject to Internal Revenue Service restrictions. The Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors, but such contributions are not required. For the year ended September 30, 1998, no contributions to the 401(k) Plan were made by the Company.

                          NOTES TO FINANCIAL STATEMENTS

Note 8.        Income Taxes

               The tax provision consists entirely of deferred tax (benefits) based upon the statutory U.S. federal tax rate of 34%. A summary (in thousands) of the deferred tax assets follows:







                                                                          Estimated                          Net
                                                                           Deferred     Valuation         Deferred
                                                                          Tax Asset     Allowance         Tax Asset
                                                                          ---------     ---------         ---------


               Difference in basis of property and equipment         $       890       $      445        $      445
               Accrued compensated absences                                   19               19                 0
               Net operating loss carryforward                               144              144                 0
                                                                     -----------       ----------        ----------

                                                                     $     1,053       $      608        $      445
                                                                      ==========        =========         =========

               A net deferred tax asset of $445,000 has been recorded to reflect the minimum benefit the Company expects it will receive from the differences between the higher carrying amounts for income tax purposes of the property and equipment transferred to the Company pursuant to the Plan than the lower amounts reported for financial statement purposes. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized.

               The net operating loss carryforward is approximately $410,000 and expires on September 30, 2018.



Note 9.        Earnings per Share

               In accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, the Company is required to present both basic and diluted earnings per common share.



               For the year ended September 30, 1998, the weighted average common shares outstanding was 2,939 shares for the calculation of basic earnings per common share. The weighted average common shares outstanding was computed as follows:



                                                                                                            Weighted
                                                                                           Fraction         Average
                             Dates Outstanding                      Shares Outstanding    of Period          Shares
                             -----------------                      ------------------    ---------          ------

                                                                             200            364/365             199
               October 1, 1997 to September 29, 1998
               September 30, 1998:
                  -  Cancellation of shares issued
                      at incorporation                                      (200)
                  -  Issuance of shares
                      to partnerships                                  1,000,000             1/365            2,749
                                                                                                          -----------

                                                                                                              2,939
                                                                                                          ===========

               There were no other common shares that were issuable that would have a dilutive effect on the calculation of earnings per share.

Note 10.       Subsequent Event

               In December, 1998 the stockholders approved the adoption of the 1997 Employee Stock Incentive Plan, a stock option plan for certain employees and directors. The total number of shares that may be issued upon the exercise of options under this plan is 250,000. Also under this plan, no participant may be granted more than 100,000 shares and no awards may be granted after November 21, 2007.

               Effective January 1, 1999, options to purchase up to a total of 210,416 shares of common stock were granted at exercise prices ranging from $1.00 to $1.10 per share to the officers and directors of the Company. The options will vest as follows:

                                        Exercise             Date
                   Shares                Price              Fully
                  Granted              Per Share            Vested
                  -------              ---------            ------

                  166,666               $ 1.10         July 1, 1999
                    1,000                 1.00         January 1, 2000
                   42,750                 1.00         January 1, 2003



               The Board of Directors of the Company determined at the time of grant that the estimated fair market value of the Company's common stock was $1.00 per share based on the following considerations: there was no public market for the stock; the Company and the contributing Partnerships had no operating profit history; the Plan of Reorganization prohibits the Company from declaring any dividends on its common stock until certain notes payable assumed pursuant to the Plan of Reorganization are paid in full or otherwise satisfied; a significant portion of the Company's cash flow for at least the near term is expected to be devoted to debt service; and transactions affecting 50,000 shares had been effected at that time between the former general partner of the contributing Partnerships and certain limited partners where the limited partnership interests were purchased by the general partner at an equivalent value of approximately $1.00 per share.

                               AGEMARK CORPORATION
                                   SCHEDULE XI
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               September 30, 1998


    Column A         Column B            Column C               Column D                     Column E
                                                                 Costs
                                                              Capitalized
                                                             (Charged Off)
                                        Initial Cost          Subsequent to            Gross Amount at Which
                                         to Company            Acquisition            Carried at Close of Period
  Description       Encumbrances       Land  Buildings         Improvement      Land          Buildings       Total
  -----------       ------------       ----  ---------         -----------      ----          ---------       -----

Assisted Living
Facility
Williston, ND          2,550            74    3,860                 97            74            3,957         4,031

Assisted Living
Facility
Beatrice, NE           1,785            14    1,083                 10            14            1,093         1,107

Assisted Living
Facility
Port Huron, MI             *            98      902                  5            98              907         1,005

Apartment House
Manitowoc, WI              *           286      491                              286              491           777

Assisted Living
Facility
Chanute, KS                -             7      868                                7              868           875

Assisted Living
Facility
Cumberland, MD             3           187    3,388                              187            3,410         3,597

Assisted Living
Facility
Rock Island, IL        4,171           189    1,855                              189            1,859         2,048

Assisted Living
Facility
Fort Madison. IA       2,215            52    1,915                 11            52            1,926         1,978

Assisted Living
Facility
Hastings, NE           2,289            92    1,892                               92            1,892         1,984

Assisted Living
Facility
Dickinson, ND          2,273            36    2,091                  0            36            2,091         2,127

Totals                15,286         1,035   18,345                149         1,035           18,494        19,529




      Column F                Column G                Column H        Column I

    Accumulated
   Depreciation and            Date of                  Date
    Amortization            Construction              Acquired          Life
    ------------            ------------              --------          ----


       94                       1983                    1/1/98          40 yr.




       18                       1934                    4/1/98          40 yr.




       17                       1896                    4/1/98          40 yr.



        7                       1927                    4/1/98          40 yr.




       13                       1929                    4/1/98          40 yr.




       52                       1926                    4/1/98          40 yr.




       18                       1926                    7/1/98          40 yr.




       16                       1954                    7/1/98          40 yr.




       17                       1914                    7/1/98          40 yr.




       16                       1980                    7/1/98          40 yr.



      268

* The notes totaling $1,785,000 are secured by a blanket mortgage on the properties in Beatrice, NE, Port Huron, MI and Manitowoc, WI.

                               AGEMARK CORPORATION
                              - ACQUIRED PROPERTIES

                         STATEMENTS OF OPERATING INCOME

                                   YEARS ENDED
                           DECEMBER 31, 1997 AND 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Agemark Corporation


     We have audited the accompanying statements of operating income of Agemark Corporation - Acquired Properties for the years ended December 31, 1997 and 1996. These operating statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these operating statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the operating statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the operating statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the operating statements. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements of operating income were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form 10-SB of Agemark Corporation) as described in Note 1 and are not intended to be a complete presentation of the revenues and expenses of the acquired properties.

     In our opinion, the statements of operating income referred to above present fairly, in all material respects, the operating income described in Note 1 of Agemark Corporation - Acquired Properties for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

                                   TIMPSON GARCIA

Oakland, California
August 6, 1999

                   AGEMARK CORPORATION - ACQUIRED PROPERTIES

                         STATEMENTS OF OPERATING INCOME

                     Years Ended December 31, 1997 and 1996

                                 (In thousands)



                                             1997                1996
                                             ----                ----


Property gross revenue
   HHS I properties                          2,701              2,730
   HHS II properties                         1,572              1,520
   HHS III properties                        1,140              1,045
   PIF I property                              914                814
   Privately held properties                 2,295              2,302
                                         ---------          ---------

                                          $  8,622          $   8,411
                                         ---------          ---------


Property operating expenses
   HHS I properties                       $  2,182          $   2,098
   HHS II properties                         1,398              1,271
   HHS III properties                          952                874
   PIF I property                              843                804
   Privately held properties                 1,911              1,655
                                         ---------          ---------

                                          $  7,286          $   6,702
                                         ---------          ---------

          Operating income                $  1,336          $   1,709
                                         =========          =========

                    AGEMARK CORPORATION - ACQUIRED PROPERTIES
                     NOTES TO STATEMENTS OF OPERATING INCOME

Note 1.   Organization and Significant Accounting Policies

          Organization:

          Agemark Corporation (the "Company") was organized in April, 1997 pursuant to an order of the U.S. Bankruptcy Court dated April 27, 1997 (the "Order") to receive the assets of and continue the businesses of four reorganized, publicly registered limited partnerships and two privately held limited partnerships (the "Partnerships"). The Order confirmed the Second Amended Joint Plan of Reorganization (the "Plan") of the Partnerships filed in January, 1997 and amended in April, 1997. The first of the property transfers to the Company pursuant to the Plan was accomplished in January, 1998 and the final transfer took place in July, 1998.

          The Partnerships were as follows:

               Publicly registered limited partnerships:

                  Historic Housing for Seniors Limited Partnership (HHS I) Historic Housing for Seniors II Limited Partnership (HHS II Historic Housing for Seniors III Limited Partnership (HHS III) Housing for Seniors Participating Mortgage Fund Limited
                    Partnership (PIF I)

               Privately held limited partnerships:

                  Dickinson Associates Limited Partnership
                  Williston Associates Limited Partnership

          The property locations and their transfer dates were as follows:


          Acquired from HHS I:                           Beatrice, NE             April, 1998
                                                         Cumberland, MD           April, 1998
                                                         Hastings, NE             July, 1998

          Acquired from HHS II:                          Chanute, KS              April, 1998
                                                         Rock island, IL          July, 1998

          Acquired from HHS III:                         Manitowoc, WI            April, 1998
                                                         Fort Madison, IA         July, 1998

          Acquired from PIF I:                           Port Huron, MI           April, 1998

          Privately held limited partnerships:           Williston, ND            January, 1998
                                                         Dickinson, ND            July, 1998


                     NOTES TO STATEMENTS OF OPERATING INCOME

          Organization: (Continued)

          All of the above properties transferred and retained by the Company are renovated hotels that have been designated as "Certified Historic Structures," except for the two facilities in North Dakota, which are modern buildings. All of the locations are operated as senior residential and assisted living facilities, except for the Manitowoc, WI property. These facilities provide an apartment style residence, three meals per day, housekeeping, transportation, activities and 24-hour non-medical assistance to elderly residents for a monthly fee. Revenues are received directly from residents, their family, or another responsible party. Services are generally not covered by government or private insurance programs, except in North Dakota, where the State government provides limited subsidies. Resident fee revenue is recognized when services are rendered.

          The property located in Manitowoc, WI is operated as an apartment complex. These units are generally rented on a month-to-month basis.

          Basis of Presentation:

          Operating income is defined as property gross revenue less property operating expenses, which excludes items not comparable to the proposed future operations of the acquired properties such as interest expense, depreciation, and administrative and other overhead expenses.

          Use of Estimates:

          Management uses estimates and assumptions in preparing these statements of operating income. Those estimates and assumptions affect the reported amounts of revenues and expenses. Actual results could differ from those estimates.


Note 2.   Transactions With Affiliates

          The Company contracts with Evergreen Management, Inc. ("EMI") for the management of the acquired properties. EMI is co-owned by Richard J. Westin and Jesse A. Pittore, directors and officers of the Company. Compensation for these management services is 5% of gross income paid monthly. For the years ended December 31, 1997 and 1996, management fees of $431,207 and $420,561, respectively, are included in the property operating expenses on the statements of operating income for services provided by EMI.

                               AGEMARK CORPORATION

                               ACQUIRED PROPERTIES


                  ESTIMATED TWELVE-MONTH PRO FORMA STATEMENT OF
                  ---------------------------------------------
                           TAXABLE NET OPERATING LOSS
                           --------------------------
                                   (Unaudited)
                                 (in thousands)

Historical Operating Income
          (exclusive of mortgage interest, depreciation
           amortization, administrative and other
           general expenses, and Federal and state
           income taxes) (Note 2)                                    $    1,366

Reduction in Management Fee Expense (Note 2)                         $       45

Administrative and Other Overhead Expenses (Note 3)                  $     (492)

Depreciation of Properties (Note 4)                                  $   (1,176)

Interest on Mortgage Debt (Note 5)                                   $     (931)

          Pro Forma Taxable Net Operating Loss from Properties       $   (1,188)


         ESTIMATED TWELVE-MONTH PRO FORMA STATEMENT OF FUNDS AVAILABLE
         -------------------------------------------------------------

                                   (Unaudited)
                                 (in thousands)

Pro Forma Taxable Net Operating , as above                           $   (1,188)

Add:  Depreciation of Properties (Note 4)                            $    1,176
                                                                    ------------

          Pro Forma Funds Available                                  $      (12)
                                                                   =============

                               AGEMARK CORPORATION

                               ACQUIRED PROPERTIES

               NOTES TO ESTIMATED TWELVE-MONTH PROFORMA STATEMENT
               --------------------------------------------------
            OF TAXABLE NET OPERATING LOSS AND ESTIMATED TWELVE-MONTH
            --------------------------------------------------------
                     PRO FORMA STATEMENT OF FUNDS AVAILABLE
                     --------------------------------------

                                   (Unaudited)


Note 1: These statements should be read in conjunction with the preceding Statements of Operating Income. Although these statements reflect adjustments to expenses, based on assumptions detailed in Note 2, they do not purport to forecast actual operating results for any period in the future and, thus, there can be no assurance that the foregoing results will be attained.

Note 2: The historical operating income is based upon the operating income of the Acquired Properties for the twelve months ended December 31, 1997. The historical operating income is defined as property gross revenue less property operating expenses, which excludes items not comparable to the proposed future operations of the acquired properties such as interest expense, depreciation, and administrative and other overhead expenses.

Each of the Acquired Properties will be managed by Evergreen Management, Inc. pursuant to management contracts in effect as of the date of their acquisition. These contracts provide for a management fee based on 4.5% of the total income of the property. During the period ended December 31, 1997, the period upon which historical operating income is based, each of the Acquired Properties was managed by Evergreen Management, Inc. at a fee of 5%.

Note 3: Management estimates that the cost of ongoing administrative and other overhead expenses will typically equal about $41,000 per month.

Note 4: Depreciation of the properties is presented on a tax basis. The tax depreciation of the Acquired Properties is estimated by reference to the tax basis of the properties in the hands of the transferor partnerships, and the shorter depreciable lives allowed by tax law for residential real estate. Tax depreciation is approximately double depreciation for book purposes.

Note 5: The properties are subject to new secured debt (in thousands) consisting of:

Notes secured by real estate:
Regular notes                                             9,277
Rock Island note                                          4,171
Superfirst note                                           1,393
Reimbursement notes                                         392
Other notes                                                  53
                                                       --------
       Total secured notes                               15,286
Tax notes                                                   285

Total notes payable                                      15,571

There are four regular mortgage notes that bear interest at 8% per annum. Interest on each of the notes is payable monthly at a rate of not less than 6% per annum. The notes are due on September 30, 2001 and can be extended an additional three years upon the payment of substantial amounts on the principal balance. On a quarterly basis, to the extent computed net cash flow from the properties securing the notes allows, any portion of the 8% interest which is unpaid and 75% of the excess of computed net cash flow over any unpaid interest is payable. To the extent that this calculation results in the payment of principal, that sum is to be retained by the lender as a reserve for capital improvements. These notes are secured by first mortgage liens on properties located in Dickinson, ND, Williston, ND, Fort Madison, IA and Hastings, NE.

The Rock Island mortgage note bears interest as follows: from October 1, 1998 through September 30, 1999, the lesser of 3% per annum on the principal balance or computed cash flow from the Rock Island property; from October 1, 1999 through September 30, 2000, the greater of 3% per annum on the principal balance or computed cash flow from the Rock Island property; from October 1, 2000 until maturity the greater of 4% per annum on the principal balance or computed cash flow from the Rock Island property. The note is secured by a first mortgage lien on the property located in Rock Island, IL, is due September 30, 2001 and can be extended an additional three years upon the payment of substantial amounts on the principal balance. For purposes of these statements the note is assumed to bear interest at 3% per annum.

The Superfirst Note and two Reimbursement Notes bear interest at 5% per annum. No periodic interest or principal payments are required. All of the accrued interest and unpaid principal is due on September 30, 2001. These notes are secured by first mortgage liens on properties located in Beatrice, NE, Manitowoc, WI and Port Huron, MI. Payments of $634,000 are required to be applied to these notes shortly after acquisition. Therefore, for purposes of these statements the balance of the Superfirst Note for computation of interest is assumed to be $1,277,000.

The other secured notes consist of a note with a balance of $3,000 bearing interest at 7.5% payable at $1,107 per month principal and interest and two notes totaling $50,000 which bear interest at 8% per annum. The $50,000 notes require no periodic payments. All accrued interest and the unpaid principal balance is due September 30, 2001. Security for the $50,000 notes is a second mortgage lien on the Williston, ND property.

The Tax Notes bear interest at 8% per annum. Payments of interest and principal are due semi-annually each January and July in the amount of $5,886 through January 2004 and each February and August in the amount of $26,638 through February 2004.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AGEMARK CORPORATION

Date:  February 24, 2000            By          /s/ RICHARD J. WESTIN
                                        ----------------------------------------
                                        Richard J. Westin
                                        Chief Executive Officer

                                EXHIBIT INDEX TO
                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                      REGISTRATION STATEMENT ON FORM 10-SB
                             FOR AGEMARK CORPORATION


Exhibit                       Description
-------                       -----------

  3.1*      Articles of Incorporation
  3.2*      By-Laws
 10.1*      Order Confirming Debtors' Second Amended Joint Plan of
            Reorganization dated April 29, 1997
 10.2*      Amended Modification of Debtors' Second Amended Joint Plan of
            Reorganization dated April 24, 1997
 10.3*      Debtors' Second Amended Joint Plan of Reorganization dated January
            15, 1997
 10.4*      Employment Agreement between the Company and Jesse A. Pittore
 10.5*      Employment Agreement between the Company and Richard J. Westin
 10.6*      1997 Employee Stock Incentive Plan
 10.7*      Form of management contract between Evergreen Management, Inc. and the Company
 10.8**     Lease Agreement between The Waterford Company and Westor Financial
            Group, Inc.

 11**       Statement regarding Computation of Per Share Earnings

 27.1*      Financial Data Schedule

-------------
* Incorporated by reference to the registrant's Form 10-SB filed on January 29, 1999.
** Incorporated by reference to Amendment No. 1 to Form 10-SB filed on September 17, 1999.


--------
*    Filed on January 29, 1999.
**   Filed on September 17, 1999.